SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 7
                                       To
                                 SCHEDULE 14D-1

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP
                            (Name of Subject Company)


                      SUTTER/JAMBOREE ACQUISITION FUND, LLC
                                    (Bidder)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Robert Dixon                                    Paul J. Derenthal, Esq.
Sutter Capital Management, LLC.                 Derenthal & Dannhauser
595 Market Street, Suite 2100                   One Post Street, Suite 575
San Francisco, California 94105                 San Francisco, California  94104
(415) 777-2186                                  (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

This Amendment No. 7 to Schedule 14D1 hereby amends and modifies the Schedule filed by the above-named bidder on November 24, 1999 and amended as of December 30, 1999, January 6, 2000, January 14, 2000, January 21, 2000, January 25, 2000 and January 31, 2000. All information, terms and conditions of the Offer to purchase up to 800 Units which are not expressly amended herein remain unchanged and in full force and effect. All capitalized terms used and not expressly defined herein are used as defined in the Schedule as previously filed.

Item 1.      Security and Subject Company.

             (b) The Purchaser has (i) increased the purchase price to $5,000 per Unit, less the amount of any distributions declared or made with respect to the Units between the Offer Date and the Expiration Date, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 24, 1999 and the Supplement thereto dated January 6, 2000 filed as part of this Schedule, as modified in the Schedule as filed to date; and (ii) has extended the Expiration Date to February 15, 2000.

Item 4.      Source and Amount of Funds or Other Consideration.

             (a) The total of funds required for consummation of the Offer is reduced to $4,000,000.

Item 11.     Material to be Filed as Exhibits.

             (a)(15) Letter to Unitholders dated February 2, 2000

             (a)(16) Press Release












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



                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       February 2, 2000



SUTTER/JAMBOREE ACQUISITION FUND, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

             By:     /s/ ROBERT DIXON
                     Robert Dixon, Manager

















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



                                  EXHIBIT INDEX


Exhibit              Description                                            Page

(a)(15)      Letter to Unitholders dated February 2, 2000

(a)(16)      Press Release